
PCM
Potomac Capital Management, Inc.

Investor Presentation

Sigma Designs, Inc.

July 16, 2012

Overview of Potomac Capital Partners

- Potomac Capital Partners, LP is a New York-based investment partnership that invests in deeply undervalued publicly-traded U.S. small-cap companies. Potomac works alongside management and company boards to identify and execute on opportunities to unlock value for the benefit of all shareholders.

- Since inception on February 5, 1998 through June 30, 2012, Potomac has generated 415.6% net returns compared to 109.9% and 63.1% for the Russell 2000 and the S&P 500, respectively. Potomac generates returns through an increase in shareholder value at our portfolio companies.

- Potomac, through its funds, owns 2,612,230 shares of common stock of Sigma, representing approximately 8% of the company's outstanding shares.

- Potomac is committed to maximizing value for <u>all</u> Sigma shareholders.

Why We Are Here

- Sigma's incumbent Board has overseen an 80% decline in stock price (from January 2007 to April 10, 2012*), declining revenues, escalating operating expenses, significant cash burn, and massive operating losses.

- Sigma's incumbent Board, with an average tenure of 17 years, has minimal vested financial interest in the company, and has not been held accountable for its dismal performance.

- Sigma has embarked on an ill-advised strategy to compete head on with companies that have far greater size and scale thus jeopardizing viability by depleting precious resources.

- **Meaningful change on the Board is essential to preserve and grow shareholder value.**

- Potomac has nominated three, independent, experienced and highly qualified nominees -- Mark J. Bonney, Mark F. Fitzgerald and Eric B. Singer – who have successful operating and financial experience in high tech businesses to oversee the turnaround of Sigma.

- Potomac's nominees will take a disciplined approach to refocus company resources on core assets, realign costs with revenues, and maximize shareholder value.

* April 10, 2012 represents the first trading day after Potomac publicly announced its intention to nominate directors at the 2012 Annual Meeting


PCM
Potomac Capital Management, Inc.

Overview of Sigma's Business

- Sigma, through multiple chipset product lines, participates in the convergence of the delivery of home entertainment and home control – burgeoning markets.
- Sigma was an early pioneer in the IPTV market and its first mover advantage enabled it to enjoy considerable growth before inevitable competition emerged.
- In recent years, Sigma has lost huge market share to companies with larger scale (including Broadcom) who compete against Sigma's core business of selling media processors in the IPTV market. Sigma failed to execute on a key product cycle resulting in a decline in **IPTV revenue from $164 million in 2008 to $62 million in 2012. IPTV has only yielded $10.4 million in revenue for the first quarter of fiscal 2013.**
- In an environment where larger industry participants with greater scale can integrate more functionality in their products, sub-scale players like Sigma have three choices:
  - Focus on core business, work to cut costs, and maximize profitability;
  - Participate in industry consolidation; or
  - Pursue an acquisition strategy to compete head-on with companies of larger size and scale and lower cost Asian manufacturers.

Sigma's Current Business Strategy Is Failing

- **We believe Sigma has embarked on an ill-advised acquisition strategy to compete head on with companies of far greater size and scale – a strategy that is clearly failing based on Sigma's poor operational and financial performance.**
- Sigma has spent over $251 million in acquisitions over the past 5 years and over $291 million in R&D spending, yet has failed to see commensurate revenue growth despite acquiring new revenue streams of over $75 million in annual revenue.
- We believe the Board's inability to effectively integrate these acquisitions, cut costs, and focus its resources on its core assets has resulted in declining revenue that is significantly below break-even. When coupled with increased spending, Sigma has suffered massive operating losses.
- For example, to offset its declining revenue, Sigma acquired home connectivity company Coppergate for a total consideration of $173 million in November 2009 ($116 million in cash and 3.9 million Sigma shares). In its first full year under the Sigma umbrella, connected home revenue (almost entirely Coppergate) totaled $94.8 million. In fiscal 2012, connected home revenue decreased 16% to $79.3 million, a clear indication that Sigma has failed to execute against its stated roadmap following the Coppergate acquisition.

Strategy Has Resulted in Poor Operational and Financial Performance

- **Significant Revenue Declines**
  - Fiscal 2012 **revenue decreased 36%** to $182.6 million, down from $286.9 million in fiscal 2011.
  - 43% decline in revenue over past 5 fiscal quarters from $70.6 million to $40.3 million.
  - Sigma's net revenue has declined by 17% over the past 5 fiscal years. When adjusted for spending over $251 million in acquisitions, revenue has declined by 50% over this time frame, despite spending over $291 million in R&D.
  - **Gross margins have decreased to 42%** in fiscal 2012 from 49% in fiscal 2011.
- **Skyrocketing Operating Expenses**
  - In the past 5 fiscal years, total **operating expenses have increased over 256%** from approximately $55.5 million in fiscal 2008 to approximately $141 million in fiscal 2012. During fiscal 2012, Sigma's total operating expenses were 77% of net revenue, resulting in negative cash flow of over $28 million. There is no evidence of any variable costs to have declined over the same period.
- **Massive Operating Losses**
  - For fiscal 2012, Sigma reported a **net loss of over $168 million**.
  - Trend continues in first quarter of fiscal 2013, with a net loss of $13.7 million.
  - Company's guidance implies continued operating losses over next few fiscal quarters.
- **Significant Cash Burn**
  - **20% decline in cash** over past 5 quarters with cash decline accelerating in past two fiscal quarters with $21 million in cash depletion.
  - Cash will drop below $100 million this quarter (for a greater than 45% decline in past 6 quarters) following the acquisition of the Trident DTV business for total consideration of over $48 million.
- **$140 Million Accumulated Deficit**
  - With no retained earnings, losses are funded by shareholders.

Sigma's Stock Price Has Dramatically Underperformed

Sigma's stock price has materially underperformed the broader equity markets and its semiconductor peers over the past 1-, 3-, and 5-year periods

Summary Returns

	Share Price Performance(1)		
	1 Year	3 Year	5 Year
Russell 2000 Index	-3.1%	78.6%	6.1%
Sigma Proxy Peer Group(2)	-19.1%	129.1%	0.3%
Sigma Designs	**-63.0%**	**-64.1%**	**-82.0%**
Underperformance vs. Russell 2000	-59.9%	-142.7%	-88.1%
Underperformance vs. Peer Group	-43.9%	-193.2%	-82.3%

Five-Year Sigma Stock Price Chart


200%
150%
100%
50%
0%
-50%
-100%
4/9/2007
4/8/2008
4/8/2009
4/8/2010
4/8/2011
4/9/2012
Sigma
Proxy Peer
Russell 2000

Three-Year Sigma Stock Price Chart


200%
100%
0%
-100%
4/9/2009
10/9/2009
4/9/2010
10/9/2010
4/9/2011
10/9/2011
4/9/2012
Sigma
Proxy Peer
Russell 2000

One-Year Sigma Stock Price Chart


20%
0%
-20%
-40%
-60%
-80%
4/8/2011
6/8/2011
8/8/2011
10/8/2011
12/8/2011
2/8/2012
4/8/2012
Sigma
Proxy Peer
Russell 2000

(1) Total Return as of April 9, 2012, the last trading day prior to Potomac's public announcement of its intention to nominate directors at the 2012 Annual Meeting .

(2) Peer Group sourced from Sigma Design's 2011 Proxy and includes CRUS, DSPG, ENTR, ISSI, LSCC, MRCL, MSCC, MIPS, PMCS, POWI, RMBS, SIMG, SLAB, SMSC, TRID.

PCM
Potomac Capital Management, Inc.

Significant Shareholder Dilution and Destruction

– In the past three years, Sigma has issued approximately 6.3 million shares, resulting in significant shareholder dilution of over 24%.

– For fiscal 2012, Sigma reported a **loss of almost $150 million in shareholders' equity** from $398 million in fiscal 2011 to $248.5 million in fiscal 2012 .

– From January 31, 2007 until April 10, 2012, the first trading day after Potomac publicly announced its intention to nominate directors at the 2012 Annual Meeting, Sigma had lost **over $480 million** in shareholder value.

Decline in Revenue from Core Businesses



$ millions
% Growth
350.00
300.00
250.00
200.00
150.00
100.00
50.00
-
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
2008
2009
2010
2011
2012
Connected Media Player
Other Revenue
Connected Home
IPTV Revenue
Core Revenue Growth

Note: Years in graph represent fiscal years

Overall Decline in Revenue and Growth

Revenue

$ millions

Growth

350.0
300.0
250.0
200.0
150.0
100.0
50.0
0

200.0%
150.0%
100.0%
50.0%
0.0%
-50.0%

2004 2005 2006 2007 2008 2009 2010 2011 2012

Revenue
Growth

Declining Revenue Growth Despite Acquiring Over $75 Million in New Businesses

Note: Unless otherwise noted, years in graph represent fiscal years


PCM
Potomac Capital Management, Inc.

Undisciplined Spending


Operating Costs as a % of Sales

	2008	2009	2010	2011	2012
R&D % of Sales	14.1%	20.8%	25.5%	26.9%	47.4%
Sales/Marketing % of Sales	4.6%	5.8%	8.5%	11.0%	18.9%
General & Admins % of Sales	6.2%	8.5%	8.8%	6.5%	11.5%

"We believe telco delays of Sigma's core IPTV set-top box chipsets will persist, leading to continued operating losses and cash burn due to inadequate revenue coverage of opex that is equivalent to 69% of sales." – UBS (July 13, 2012)

Note: Years in graph represent fiscal years

Rising Operating Expenses


Total Operating Expenses

$ millions
% of Sales
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
2008
2009
2010
2011
2012
Operating Expenses
Operating Expenses as a % of Sales

"...the opex level is unsustainable in our opinion." – Lazard Capital Markets (3/8/2012)

Note: Years in graph represent fiscal years

PCM
Potomac Capital Management, Inc.

Overall Profitability Has Imploded

Operating Profit Margin / Gross Profit Margin


60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
51.0%
48.1%
44.5%
49.0%
42.4%
2008
2009
2010
2011
2012
Operating Margin
Gross Margin

Note: 2012 includes one time charges
Note: Years in graph represent fiscal years

PCM
Potomac Capital Management, Inc.

Weak Gross Margins Relative to Peer Group

65.0%
60.0%
55.0%
50.0%
45.0%
40.0%

2008 2009 2010 2011 2012

Peer Group Sigma Designs

FY 2012

120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%

Trident Microsystems 21.6%
Integrated Silicon Solution 33.4%
DSP Group 36.2%
Sigma Designs 42.4%
Power Integrations 47.1%
Standard Microsystems 52.3%
Cirrus Logic 54.0%
Entropic Communications 55.2%
Micrel 55.3%
Microsemi 56.1%
Silicon Image 58.9%
Lattice Semiconductor 59.2%
Silicon Laboratories 60.7%
PMC-Sierra 69.1%
Rambus 92.3%
MIPS Technologies 98.4%


PCM
Potomac Capital Management, Inc.

Note: Years in graph represent fiscal years
Note: Peer Group sourced from Sigma Design's 2011 Proxy

Declining Operating Income



Operating Income
$ millions
Margin
80.0
60.0
40.0
20.0
0
(20.0)
(40.0)
(60.0)
(80.0)
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
2004
2005
2006
2007
2008
2009
2010
2011
2012
LTM 2012
Operating Income
Margin

For fiscal 2012, Sigma reported a net loss of over $168 million. Trend continues in fiscal 2013 with $13.7 million net loss for first quarter.

Note: Unless otherwise noted, years in graph represent fiscal years

Weak Operating Margin Relative to Peer Group



FY 2012 Operating Margins
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
Trident Microsystems -45.1%
Sigma Designs -35.3%
DSP Group -10.6%
Silicon Image 3.5%
Standard Microsystems 6.9%
Integrated Silicon Solution 9.8%
PMC-Sierra 10.5%
Silicon Laboratories 11.3%
Microsemi 14.0%
Power Integrations 14.5%
Lattice Semiconductor 15.0%
Entropic Communications 16.8%
Micrel 18.1%
Cirrus Logic 18.6%
Rambus 23.5%
MIPS Technologies 24.9%

"In terms of the recent Trident digital TV acquisition, the business is dilutive to margins and it will take at least a year before cost reduced products help to improve the margin structure all the while competition from a merged MediaTek and MStar, Sigma's top two competitors in the digital TV space, could increase leading to slower share gains and/or lower revenues due to pricing pressure." – UBS (July 13, 2012)

Note: Peer Group sourced from Sigma Design's 2011 Proxy

Cash on Pace to Dip Below $100 Million

Working Capital vs. Cash

$ millions

	2008	2009	2010	2011	2012

Left axis: $-, $10.0, $20.0, $30.0, $40.0, $50.0, $60.0, $70.0, $80.0, $90.0

Right axis: $-, $50.0, $100.0, $150.0, $200.0, $250.0, $300.0

Legend: Total Uses, Total Sources, Cash

"...unless management pulls a rabbit out of its hat, its is likely that the company's net cash could drop by 50% during the next two years." – BENCHMARK (3/8/2012)

Note: Years in graph represent fiscal years



PCM
Potomac Capital Management, Inc.

Declining EBITDA

EBITDA

$ millions | *Margin*

80.0 | 40.0%
60.0 | 30.0%
40.0 | 20.0%
20.0 | 10.0%
0 | 0.0%
(20.0) | -10.0%
(40.0) | -20.0%
(60.0) | -30.0%
-40.0%

2004 2005 2006 2007 2008 2009 2010 2011 2012 LTM 2012

EBITDA   EBITDA Margin

Sigma's EBITDA margins since FY 2011 have declined by <u>over 50 percentage points.</u>

Note: Unless otherwise noted, years in graph represent fiscal years


PCM
Potomac Capital Management, Inc.

Declining EBITDA vs. Peers

EBITDA Margins

30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%

2008 2009 2010 2011 2012

Peer Group
Sigma Designs

Sigma significantly underperforms its peer group.

Note: Peer Group sourced from Sigma Design's 2011 Proxy
Note: Years in graph represent fiscal years


PCM
Potomac Capital Management, Inc.

More Mouths to Feed on a Shrinking Pie



Total Employees / Operating Margin
Employees
% Margin
800
700
600
500
400
300
200
100
0
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
2008
2009
2010
2011
2012
Other
R&D
Operating Margin

Despite increasing its headcount from 219 in 2008 to 691 in 2012, the Company has not seen a commensurate payback, as revenue per employee has declined from approximately $500,000 in fiscal 2007 to approximately $260,000 in fiscal 2012.

Note: Years in graph represent fiscal years

Sigma's Response to Declining Revenue? Go Shopping!


Annual Revenue vs. Cumulative Acquisition + R&D Spend

IPTV Revenue Cumulative Acquisition & R&D Expenses

$ millions


600.0
500.0
400.0
300.0
200.0
100.0
0.0
221.2
62.3
209.2
276.8
206.1
329.4
286.9
406.6
182.6
542.1
2008
2009
2010
2011
2012
Revenue
Cumulative Acquisition and R&D Expenses


180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
-
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
IPTV Revenue
Cumulative Acquisition and R&D Expenses

To mask declining core revenue, Sigma embarked on aggressive acquisition strategy that has not had commensurate revenue growth.

PCM
Potomac Capital Management, Inc.

Note: Years in graph represent fiscal years

We Believe Undisciplined Expenditures Have Destroyed Enterprise Value

Despite spending over $542 million on acquisitions and research and development over the past five fiscal years, Sigma's enterprise value declined to $5 million as of April 10, 2012.*



$ millions
700
600
500
400
300
200
100
0
300
250
200
150
100
50
0
2008
2009
2010
2011
2012
10-Apr-12
Cumulative Acquisition and R&D Expenses
Enterprise Value

* Based on Sigma's stock price as of April 10, 2012 and Sigma's balance sheet as of January 28, 2012, which was the most recent publicly available balance sheet as of April 10, 2012. April 10, 2012 represents the first trading day after Potomac publicly announced its intention to nominate directors at the 2012 Annual Meeting.

Note: Years in graph represent fiscal years

PCM
Potomac Capital Management, Inc.

Undisciplined Expenditures Have Crushed Enterprise Value


Acquisitions & R&D Expense
600
500
400
300
200
100
0
62.3
276.8
329.4
406.6
493.1
563.9
2008
2009
2010
2011
2012
10-Apr-12
Cumulative Acquisition and R&D Expenses


Enterprise Value
300
250
200
150
100
50
0
1.183
58.8
185.7
271.2
45.6
5.0
2008
2009
2010
2011
2012
10-Apr-12
Enterprise Value

Note: April 10, 2012 represents the first trading day after Potomac publicly announced its intention to nominate directors at the 2012 Annual Meeting.

PCM
Potomac Capital Management, Inc.

Unsustainable R&D Expense Growth


R&D Expenses/R&D as a % of Sales
$ millions
% of Sales
200
180
160
140
120
100
80
60
40
20
0
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2008
2009
2010
2011
2012
R&D
R&D as a % of Sales

Note: Years in graph represent fiscal years

Trident Acquisition – Sigma's Latest Treasure Hunt

- Trident Microsystems, Inc. declared bankruptcy on January 4, 2012 after having burned through over $100 million in net cash trying to compete in the DTV market.
- Sigma acquired Trident's DTV assets for $48 million.
  - At the closing of this acquisition, Sigma's enterprise value had declined to $34 million, making the DTV acquisition worth more than 50% of Sigma's own enterprise value.
- Trident's DTV business has gross margins in the low-to-mid 30% range, well below Sigma's current margins. In addition, this business puts Sigma into direct competition with low cost Taiwanese suppliers Mediatek and MSTAR (who both just announced plans to merge to improve scale).
- The acquisition is the latest strain on Sigma's balance sheet as it will reduce cash below the $100 million level.
- Adding 300 employees and their associated operating expenses of roughly $40 million per year adds further complexity at a time when we believe this Board and management are unable to effectively manage the existing business.
- Trident business is characterized by very short product life cycles which can create extreme revenue volatility and customer forecasting difficulties. As Sigma saw first hand with the precipitous decline in IPTV business this poses enormous risk to a company's operating model and we find it frightening for the Board to add this layer of risk as Sigma hemorrhages cash daily.
- We believe the motive behind the Trident deal was to yet again buy revenue to give the appearance of growth as Sigma's core business flounders and fails to see any return on the hundreds of millions invested in R&D.

Trident Acquisition – Analyst Reaction

- "While Sigma is buying Trident's assets on the cheap and shortens its entry time into DTV, we worry that long term price competition from MediaTek and MStar and smaller market position for Sigma/Trident could lead to lower than expected sales growth and/or margins once merger synergies have been realized." – UBS Investment Research (4/5/2012)

- "… we are cautious whether SIGM will be able to execute here in a way that would lead to the acquisition being accretive in 2013." "…it is **also a concern that mgmt is doing a large acquisition at a time when the company is struggling in its core IPTV segment**, as the focus on Trident integration could lead to further deterioration in the IPTV segment." - Lazard Capital Markets (4/5/2012)

- "One clear negative is that the digital **TV SoC business has proven to be ultra competitive, with most market participants conceding market share to Mediatek and MStar** during the past two years. – BENCHMARK (3/22/2012)

- "…we expect a cool reaction from investors, many of whom already appear to be already concerned by SIGM's current rate of cash burn, as Trident's DTV Business has incurred substantial losses over the past two years and as the transaction would further erode SIGM's net cash/share." – Needham (3-22-12)

The only thing this Board has accomplished is selling over $46 million worth of its SIGM stock, including options which have been granted at questionable times.

Current Board has little "Skin in the Game"

Collectively, the Board owns approximately 2.5% of the outstanding shares.

Thinh Q. Tran - CEO

- Currently owns 729,059 Shares of SIGM (2.2%)
- Current Value of SIGM Stock: $4,548,960
- **Has sold $44,328,198 worth of SIGM stock**

Julien Nguyen – Director

- Currently owns 8,690 Shares of SIGM (0.026%)
- Current Value of SIGM Stock: $53,530
- Has Sold $1,128,180 worth of SIGM Stock

William K. Almon – Chairman

- Currently owns 116,978 Shares of SIGM (0.356%)
- Current Value SIGM Stock: $ 720,584
- Has sold $1,096,550 worth of SIGM stock

Lung C. Tsai – Director

- Currently owns 8,690 Shares of SIGM (0.026%)
- Current Value of SIGM Stock: $53,530
- Has sold $157,700 worth of SIGM Stock

SINCE 2003, THE BOARD HAS SOLD $46,710,628 WORTH OF SIGM STOCK!

Numbers based on Form 4 since 2003

Questionable Timing of Options Grants

- Erik Lie, a Professor at University of Iowa is considered one of the top experts on Options Backdating.
- Professor Lie was asked by Potomac Group to look into Sigma's options grants between August 1994 and June 2007. Here was the professor's finding:


Erik Lie

"Overall, I identified 25 different grant dates between August 1994 and June 2007. Of those, 13 occurred on the day in the month with the lowest price. The probability that this could happen by pure chance is about 1 in a billion. I should also note that several of the grants for the more recent years appear to be scheduled in advance. In particular, one occurs on the annual meeting date and four others occur on June 1 of their respective years. Removing these observations makes the evidence even stronger."

- **Yet, the composition of this Board has remained unchanged!**

•http://www.businessweek.com/stories/2007-01-14/hes-making-hay-as-ceos-squirm
•http://www.time.com/time/specials/2007/time100/article/0,28804,1595326_1615737_1615726,00.html
•http://professional.wsj.com/article/SB114895205146965910.html?mg=reno64-wsj

Stock Returns for SIGM Options Grants (1994 – 2007)



Cumulative stock returns around all grants
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-20 -18 -16 -14 -12 -10 -8 -6 -4 -2 0 2 4 6 8 10 12 14 16 18 20
Trading day relative to grant date

Source: Professor Erik Lie – University of Iowa

Average cumulative return as a result of timing of option grants = 25%

All SIGM Options Grants (1994 – 2007)



$35
$30
$25
$20
$15
$10
$5
$0
1/3/1994
8/3/1994
3/3/1995
10/3/1995
5/3/1996
12/3/1996
7/3/1997
2/3/1998
9/3/1998
4/3/1999
11/3/1999
6/3/2000
1/3/2001
8/3/2001
3/3/2002
10/3/2002
5/3/2003
12/3/2003
7/3/2004
2/3/2005
9/3/2005
4/3/2006
11/3/2006
6/3/2007
Price
Suspect grants
Scheduled grants or grants filed within two trading days

Source: Professor Erik Lie – University of Iowa

Sigma Designs Stock Performance and CEO Options Granting Dates (1994-2007): Notice a Pattern?



$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
Sigma Designs Share Price
900
800
700
600
500
400
300
200
100
0
Number of options granted to Sigma Designs CEO (In Thousands)
1/3/1994
1/3/1995
1/3/1996
1/3/1997
1/3/1998
1/3/1999
1/3/2000
1/3/2001
1/3/2002
1/3/2003
1/3/2004
1/3/2005
1/3/2006

HOW CAN SHAREHOLDERS TRUST THIS BOARD?

Sigma's Poor Corporate Governance

- **Low number of Board members** for a public company – Sigma's Board is fixed at 4 members.
  - Average number of Board members of Sigma's peer group = 7
- An **average Board tenure of 17 years.**
  - Thinh Q. Tran – 30 years on the board
  - William J. Almon – 18 years on the board
  - Julien Nguyen – 12 years on the board
  - Lung C. Tsai – 9 years on the board
- None of the existing Board members have other public company board experience except William Almon, the newly appointed Chairman of the Board, who served as Chairman and CEO of StorMedia, Inc., a company he founded in 1994 that went **bankrupt** just four years later under his watch as Chairman and CEO.
- A history of **poor compensation practices.**
  - A questionable **history of timing of option grants.**
  - Board approved discretionary bonuses to certain executives, counter to the pay-for-performance philosophy.
- **Reactive amendment to Poison Pill** to lower trigger threshold after Potomac surfaced.
  - Board subsequently terminated Poison Pill in what we believe is a cosmetic fix to a history of poor corporate governance practices in the midst of a contested election.
- **Combined Chairman & CEO**, not separated until after Potomac's nomination.

Questionable Related Party Transactions


BLUE7
COMMUNICATIONS

- William Almon (the newly appointed Chairman of the Board), invested $200K in Blue 7 in fiscal 2005.
- In June 2005, Sigma invested $1 million for an ownership interest of approximately 17%, valuing the company at $5.9 million. Sigma also advanced loans to Blue 7 totaling $900,000. In January 2006, Sigma loaned Blue 7 an additional $150,000 to fund its operations.
- ONE MONTH LATER - In February 2006, **just 8 months after its initial investment, Sigma acquired Blue7 for total consideration of approximately $14 million** – more than 2x the value of the Company eight months earlier.
- **IF BLUE 7 REQUIRED $150,000 TO CONTINUE TO FUND ITS OPERATIONS WHY WOULD ITS VALUATION HAVE INCREASED BY 2X OVER AN 8 MONTH PERIOD?**
- Also in connection with the acquisition of Blue 7, in fiscal 2007, 2,645 shares of stock options were granted to a Blue7 consultant who was one of Sigma's board members.

"ISSUER A"

- In fiscal 2009 and 2010, Sigma made investments in the aggregate of $5 million in what Sigma called "Issuer A," a privately held venture capital funded technology company.
- Three of Sigma's four directors held equity interests in Issuer A and one existing director, Julien Nguyen, ran a venture capital fund called Concept Ventures that was an investor in Issuer A.
- **IN Q2 2011, SIGMA WROTE DOWN THE ENTIRE VALUE OF THIS INVESTMENT RESULTING IN A COMPLETE LOSS TO SIGMA HOLDERS OF OVER $5 MILLION.**
- These same directors that had direct investments in Issuer A were on Sigma's compensation committee as well as audit and governance committees determining executive options grants and compensation.

To Unlock Value, Sigma Needs a Reconstituted Board

Potomac nominees have the extensive range of relevant financial, transactional and operating expertise and experience necessary to address the difficult challenges currently facing the Company

Mark F. Fitzgerald - Strong Relevant Experience to Improve Sigma

- Mark F. Fitzgerald has over 20 years of experience as a research analyst following the semiconductor industry. His career spanned a critical growth phase of the industry from 1986 through 2009; first in technical roles involved in semiconductor process development, then in market research and finally as an equity analyst.
- His first job in the industry (1986-1989) involved process development for the blanket tungsten and EPI processes. He later transitioned to a market research role (1989-1993) tracking global semiconductor manufacturing and process trends for Gartner/Dataquest. He moved to a research equity role (1993-2009) tracking several segments of the semiconductor industry during his career including the analog, foundry, semi-equipment and materials areas.
- Mr. Fitzgerald was an Institutional Investor ranked analyst for 14 years of his equity research career. He ranked in the top 6 for more than 5 years. He was also selected one of the top three "**Best on the Street Analysts**" by the Wall Street Journal for three years during his career based on the performance of his stock picks. As a semiconductor industry expert, he was routinely invited to participate in The Investor Business Daily annual review of the industry.
- As a senior analyst, Mr. Fitzgerald created and maintained detailed financial models on semiconductor companies in order to both forecast results, and benchmark individual companies against "best in class" industry metrics in the areas of revenue growth, cost structure, capital efficiency, and returns.
- Mr. Fitzgerald has a vast network of relationships with senior executives in the semiconductor industry and has provided strategic counsel to many companies in the industry on both a formal and an informal basis throughout his career. Additionally, from June 2007 to February 2008, Mr. Fitzgerald was a partner at a technology focused investment partnership, Wilmot Investments L.P. This specific experience allows Mr. Fitzgerald to bring a shareholder perspective to the Board of Sigma.
- We believe that Mr. Fitzgerald's overall knowledge of and experience in the semiconductor industry as an analyst, advisor, and investor will enable him to assist in the effective oversight of the Company, making him well qualified to serve on the Board.

Eric B. Singer - Strong Relevant Experience to Improve Sigma

- As co-managing member of Potomac Capital Management III, L.L.C. (PCM III), Mr. Singer has significant experience evaluating companies from a financial, operational and strategic perspective to identify inefficiencies and drive initiatives for value creation.
- Mr. Singer's extensive 17 year experience as an investor and public company Board member in the semiconductor industry will enable Mr. Singer to provide Sigma with valuable financial, operational, transactional and strategic insights.
- Former board member of public company, Zilog Corporation
  - Joined Zilog's board in August 2008 right before the global financial crisis.
  - Worked with other board members to reduce headcount by 35% in February 2009 and institute temporary, across the board salary reductions of 10% to right size the business and preserve shareholder resources.
  - Zilog's board oversight led to the February 2009 sale of the company's remote control and secure transaction business for cash consideration of $31 million. This enabled Zilog to focus on its core microcontroller business, its highest margin business, to return to positive EBITDA in the June 2009 quarter.
  - Oversaw sale of the company in February 2010.
  - **When measured against the Russell 2000 and Nasdaq Composite, Zilog outperformed its peers by over 16% during Mr. Singer's tenure on the board.**
- As co-managing member of PCM III Mr. Singer's 8.0% beneficial ownership underscores his alignment to **ALL** shareholders

Mark J. Bonney - Strong Relevant Experience to Improve Sigma

- Mark Bonney has over 35 years of experience in the industry, holding various senior executive financial and operating positions in middle market high technology companies, both in the United States and abroad. Mr. Bonney also has substantial board experience in public and private technology companies, including American Bank Note Holographics (ABNH), Axsys Technologies, ThreeCore, Inc. and The Community Health Center, Inc., where he has chaired its board of directors for five years.
- The depth of Mr. Bonney's corporate governance, financial, and operating knowledge make him well qualified to serve on Sigma's Board.
- Mr. Bonney joined Direct Brands, Inc., a leading direct to consumer marketing company, as Executive Vice President and CFO in March 2010. Mr. Bonney immediately had a profound impact on its financial viability by cleaning up the balance sheet, changing the business model and realizing substantial cash from both initiatives.
- Following three years on the board of directors of ABNH, Mr. Bonney joined the company in 2005 as its CFO. As CFO, Mr. Bonney designed and implemented business processes allowing ABNH to double in revenues and quadruple in profits in three years. The business was sold in 2008 and ABNH shareholders realized a **1000%** return on their investment. Mr. Bonney received the **"CFO of the Year"** award for his efforts at ABNH.
- As the COO of Axsys, Mr. Bonney created a successful, profitable operating company from an existing holding company, by selling an unrelated business and implementing lean principles.
- At Zygo, Mr. Bonney joined the company as its CFO. Mr. Bonney restructured the company, rebuilt the IT infrastructure, and increased R&D investment. As a result of Mr. Bonney's efforts, the company grew in revenues and profits from $20 million and negative $1 million, respectively, in 1992, to nearly $100 million and $23 million, respectively, in 2008. Zygo's stock price also grew from $1.50 per share to $45 per share over the same period.

Our Nominees Have a Better Plan to Create Value at Sigma

First 90 Days

Refocus Sigma's efforts on restoring profitability to its existing assets

- Understand the organization; locations, compensation, measurements/key performance indicators, results, etc.
- Analyze all costs, breakdown between variable vs. fixed, location, cost drivers, profitability by customer, etc.
- Breakdown R&D spending by pure research, product development, applications engineering, product support, etc.; ROI of each.
- Evaluate sales pipeline, opportunity timing, closure timing and rate, design wins, customer support costs, etc.
- Analyze IT environment and opportunities for process improvement and efficiencies.
- Look for opportunities to consolidate activities into centers of excellence.
- Review Trident integration plan; synergies and savings, results.
- Encourage Board to expand and add new, highly-qualified independent directors

Operational Fixes – Align Costs with Revenues

- **Capital Allocation** - A new Board with a fresh unbiased perspective is needed to conduct an honest assessment of how Sigma is allocating its capital relative to ROI hurdles and why, despite the Board's statements that its strategy is working, its revenue is declining.
- **Evaluate R&D centers**
  - Sigma discloses that it has 10 R&D centers globally – a number which appears far too great for a company this size. The Board needs to evaluate each R&D center with a goal to improve efficiencies.
  - Sigma is a sub scale business competing with mega scale companies that have the ability to sustain large R&D investments impervious to economic cycles – a luxury Sigma has demonstrated it thinks it has but clearly does not. Every R&D program needs to be stress tested to ensure funding is only provided to those programs which meet the highest ROI criteria.
- **Focus on Core Assets** - Connected home business has the highest gross margins of any Sigma business unit and an analysis needs to be done regarding this units core profitability relative to the massive losses at Sigma as a whole
- **Reduce Operating Expenses** - Sigma as a public company cannot have a venture capital mentality which has fostered an environment of huge underperformance and balance sheet degradation. Urgency is needed to reduce operating expenses immediately to align costs with revenue realities to ensure each business unit can be self sustaining or alternatives need to be analyzed for those units which can not.

Sigma no longer has the luxury to be complacent based on the promise of growth

Shareholders Cannot Afford to Wait

- Board has missed its guidance **twice in the past four fiscal quarters** and we believe will miss its guidance for fiscal 2013.
- On the Company's conference call to discuss its first quarter fiscal 2012 results, the Company projected second quarter fiscal 2012 revenue to be in the range of $50 to $55 million.
  - **In reality, the Company's second quarter fiscal 2012 revenue was $46.7 million - a huge miss from the Company's prior guidance.**
- On the Company's conference call to discuss its second quarter 2012 results, the Company projected third quarter fiscal 2012 revenue to be in the range of $40 to $45 million and "sequential growth in our fourth fiscal quarter."
  - **In reality, the Company's third quarter fiscal 2012 revenue was $39.7 million with further revenue decline of $35.6 million in the Company's fourth quarter fiscal 2012.**
- On the Company's most recent conference call to discuss first quarter fiscal 2013 results, the Company stated that it expects sequential growth in the second quarter.
  - **In reality, and to the Company's own admission, if you adjust for acquired revenue from the acquisition of Trident, the core SIGM business will show no revenue growth in fiscal 2013.**

Based on their track record, shareholders cannot afford to believe this Board's predictions that the Company's strategy is on the road to success.

Sigma Designs – A Value Opportunity With a Reconstituted Board

A strong Board of Directors is needed to address all current and future decisions

	Sigma Poor Board Performance	Potomac Board Member Goals
Operational Oversight	• Accepted poor financial results for years • No accountability for performance (cash decline, significant loses, operating margin implosion)	• Hold management accountable for performance • Set operating targets that must be achieved • Adopt a sense of urgency to improve financial performance
Compensation	• Questionable timing of option grants – yet composition of Board has remained unchanged to date • Compensation has not been linked to specific operating targets fostering complacency	• Directly align management incentives with achievement of specific performance metrics focused on operating profitability and improvement in shareholder value
Capital Allocation	• Over $542 million spent on R&D and acquisition spending as enterprise value has evaporated!	• Reverse trend of bad capital allocation • Manage shareholder resources judiciously based on sound financial analysis on a risk-adjusted basis
Strategic Alternatives	• Board oblivious to fact it is a sub scale business in a super scale market • Not enough emphasis on core assets	• Board needs to always be focused on understanding whether greater value on a risk adjusted basis can be realized through M&A versus a go it alone strategy in a sub scale business
Corporate Governance	• Long average tenure of Board members despite poor performance • All Board members lack or have minimal other public company board experience • Board owns collectively 2.5% of the outstanding shares of the Company	• Encourage Board to expand and add new-independent directors. Need to ensure board has appropriate skill sets and expertise for oversight

LEGAL DISCLAIMER

- This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or the particular need of any specific person who reads this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein are those of Potomac Capital Management, Inc. (Potomac) and are based on or derived from publicly available information. Certain financial information and data used herein have been obtained or derived from filings made with the Securities and Exchange Commission (SEC) by Sigma Designs, Inc. (SIGM) and other public sources.
- Potomac has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by SIGM or from any third-party source.
- Except for the historical information contained in this presentation, this presentation, including the analyses and views of Potomac contained herein, include forward-looking statements with respect to, among other things, the operating performance of SIGM. These statements may be identified by the use of forward-looking terminology such as the words "expects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the business or shareholders of SIGM. Potomac's views and these forward-looking statements are based solely on publicly available information and on various assumptions that are inherently subject to significant economic, competitive and other risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the ability to successfully solicit sufficient proxies to elect Potomac's nominees to SIGM's board of directors, the ability of Potomac's nominees to influence management of SIGM and to improve the operating performance of SIGM, and risk factors associated with the business of SIGM, as described in SIGM's 10-K for the fiscal year ended January 28, 2012, and in other periodic reports of SIGM, which are available at no charge at the website of the SEC at http://www.sec.gov. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Potomac recognizes that there may be confidential information in the possession of SIGM that could lead SIGM to disagree with Potomac's conclusions. Other shareholders or potential shareholders of SIGM should make their own determination concerning an investment in SIGM. Potomac reserves the right to change any of its views expressed herein at any time as it deems appropriate. Potomac disclaims any obligations to update the information contained herein, except as may be required by law.
- There is no assurance or guarantee with respect to the prices at which any securities of SIGM will trade, and such securities may not trade at prices that may be implied herein. The estimates and projections set forth herein are based on assumptions that Potomac believes to be reasonable but there can be no assurance or guarantee that actual results or performance of SIGM will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.
- Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Appendix

- Director nominees
  - Mark J. Bonney
  - Mark F. Fitzgerald
  - Eric B. Singer

Director Nominees

Mark J. Bonney (Age 58) has served as Executive Vice President and Chief Financial Officer of Direct Brands, Inc. ("Direct Brands"), a direct to consumer media company, since March 2010. Direct Brands and its affiliate, Bookspan, are the largest direct-to-consumer distributor of media products in North America. From February 2008 to March 2010, Mr. Bonney served as Vice President and the General Manager of the Authentication Solutions Group of JDS Uniphase Corporation ("JDSU"), a global leader in optical technologies and telecommunications. From June 2005 until its sale to JDSU in February 2008, Mr. Bonney served as Executive Vice President and Chief Financial Officer of American Bank Note Holographics, Inc., a publicly traded, global leader in optical security devices. Mr. Bonney also served as an outside director and chairman of the audit committee of ABNH from February 2003 until June 2005. Prior to 2003, and from August 1999 to March 2002, Mr. Bonney was President and COO of Axsys Technologies, Inc. a publicly traded, leading manufacturer of highly sophisticated components and subsystems used in aerospace, defense, data storage, medical and other high technology markets. From March 1993 to August 1999 Mr. Bonney was the CFO of Zygo Corporation, a publicly traded manufacturer of metrology measurement and control systems and optical components used in semiconductor, data storage and other high technology markets. Mr. Bonney received a BS in Business Administration from Central Connecticut State University and a MBA in Finance from the University of Hartford.

Director Nominees

Mark F. Fitzgerald (Age 56) has been a private investor since February 2008. From June 2007 to February 2008, Mr. Fitzgerald was a partner in Wilmot Investments L.P., a technology focused hedge fund. From May 2000 to February 2007, Mr. Fitzgerald served as an analyst covering the semiconductor industry at Banc of America Securities LLC ("BAS"). Mr. Fitzgerald had 11 years of experience as an analyst covering the semiconductor industry prior to joining BAS. Mr. Fitzgerald received a BA from McGill University and a MBA from Duke University.

Director Nominees

Eric B. Singer (Age 38) has served as a co-managing member of Potomac Management III, the general partner of PCP III, since March 2012. Since May 2009, Mr. Singer has served as an advisor to Potomac Management and its related entities, and has been a member of Potomac Capital Management II, L.L.C. since January 2012. From August 2008 until its sale in February 2010, Mr. Singer served as a director of Zilog Corporation, a public semiconductor company. From July 2007 to April 2009, Mr. Singer was a senior investment analyst at Riley Investment Management. Mr. Singer managed private portfolios for Alpine Resources LLC from January 2003 to July 2007. Mr. Singer received a BA from Brandeis University.